EXHIBIT 99.2

Ratio of earnings to fixed charges

April 30, 2013

($ in million)	IFRS				CDN GAAP
	Q2 2013	Q1 2013	2012	2011	2010	2009	2008
	YTD	YTD
Excluding interest on deposits
Earnings
Income from continuing operations before income taxes	4,097	2,059	8,046	6,753	6,084	4,794	3,950
Less: gain/(loss) from investees	286	150	442	433	249	102	83

	3,811	1,909	7,604	6,320	5,835	4,692	3,867
Fixed charges	679	358	1,300	1,335	1,575	2,341	2,676

Earnings	4,490	2,267	8,904	7,655	7,410	7,033	6,543

Fixed charges
Interest expense	623	332	1,204	1,252	1,502	2,268	2,611
Estimate of the interest within rental expense	56	26	96	83	73	73	65

Fixed charges	679	358	1,300	1,335	1,575	2,341	2,676
Preference security dividend requirements (1)	140	70	274	274	282	243	130

Fixed charges and preferred dividends	819	428	1,574	1,609	1,857	2,584	2,806

Ratio of earnings to fixed charges	6.61	6.33	6.85	5.73	4.70	3.00	2.45

Ratio of earnings to fixed charges and preferred dividends	5.48	5.30	5.66	4.76	3.99	2.72	2.33

Including interest on deposits
Earnings
Income from continuing operations before income taxes	4,097	2,059	8,046	6,753	6,084	4,794	3,950
Less: gain/(loss) from investees	286	150	442	433	249	102	83

	3,811	1,909	7,604	6,320	5,835	4,692	3,867
Fixed charges	3,840	1,944	7,247	6,924	8,343	10,680	14,807

Earnings	7,651	3,853	14,851	13,244	14,178	15,372	18,674

Fixed charges
Interest expense	3,784	1,918	7,151	6,841	8,270	10,607	14,742
Estimate of the interest within rental expense	56	26	96	83	73	73	65

Fixed charges	3,840	1,944	7,247	6,924	8,343	10,680	14,807
Preference security dividend requirements (1)	140	70	274	274	282	243	130

Fixed charges and preferred dividends	3,980	2,014	7,521	7,198	8,625	10,923	14,937

Ratio of earnings to fixed charges	1.99	1.98	2.05	1.91	1.70	1.44	1.26

Ratio of earnings to fixed charges and preferred dividends	1.92	1.91	1.97	1.84	1.64	1.41	1.25

Note (1)	Preference security dividend requirements include the amount of pre-tax earnings that is required to pay the dividends on outstanding preference securities.